Exhibit (k)(6)

Expense Limitation Agreement

To:	Alternative Credit Income Fund 650 Madison Avenue, 3rd Floor New York, NY 10022

November 26, 2024

Dear Board Members:

You have engaged us to act as the sole investment adviser to Alternative Credit Income Fund (the "Fund"), pursuant to a Management Agreement dated as of October 31, 2020.

Effective as of the date hereof, we agree, at least until January 31, 2026 (the "Limitation Period") to waive our management fees (excluding any incentive fee) and to pay or absorb the ordinary annual operating expenses of the Fund (excluding incentive fees, borrowing costs, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that our management fees plus the Fund's ordinary annual operating expenses exceed 2.59%, 3.34%, 2.59%, 2.34% and 2.84% per annum of the Fund's average daily net assets attributable to Class A, Class C, Class W, Class I and Class L shares, respectively.

The Limitation Period may be extended for successive twelve month periods ending January 31, provided that such extension is approved by a majority of the Fund's Board of Trustees. This Expense Limitation Agreement may only be terminated by the Fund's Board of Trustees, on 60 days written notice to us.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years from the date we waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver and the current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

Sierra Crest Investment Management LLC By: /s/ Edward Goldthorpe Name: Edward Goldthorpe Title: Chief Executive Officer (Principal Financial Officer) Date: January 23, 2025	Acceptance: Alternative Credit Income Fund By: /s/ Brandon Satoren Name: Brandon Satoren Title: Chief Financial Officer Date: January 23, 2025